UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-38590

CANGO INC.

2605, 26/F, Harbour Centre

25 Harbour Road

Wanchai, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F  ☐

EXHIBIT INDEX

Exhibit 99.1 — Cango Inc. Reports Second Quarter 2025 Unaudited Financial Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANGO INC.

By:	/s/ Yongyi Zhang
Name:	Yongyi Zhang
Title:	Chief Financial Officer

Date: September 8, 2025

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